                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration Statement No. 333-1944

PROSPECTUS

                                1,365,951 SHARES

                       GLOBAL VILLAGE COMMUNICATION, INC.


                                  COMMON STOCK
                               ($0.001 PAR VALUE)


      This Prospectus relates to 1,365,951 shares (the "Shares") of Common Stock, $0.001 par value (the "Common Stock"), of Global Village Communication, Inc., a Delaware corporation (the "Company"). The Shares may be offered by certain shareholders of the Company (the "Selling Shareholders") from time to time in transactions on the Nasdaq National Market System, in privately negotiated transactions or otherwise at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares were issued in a merger transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof (the "Private Offering"). See "Selling Shareholders" and "Plan of Distribution."

      The Company will receive no part of the proceeds of sales made hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Share holders will be borne by such Selling Shareholders. The Company and the Selling Shareholders have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act.

      The Common Stock is traded on the Nasdaq National Market under the symbol "GVIL." On March 4, 1996, the closing price of the Common Stock on the Nasdaq National Market was $15.875.

      SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

      Each Selling Shareholder and any broker executing selling orders on behalf of the Selling Shareholders may be deemed to be an underwriter within the meaning of the Securities Act. Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.



      THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is March 11, 1996.
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      NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SHARES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

      The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York, 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

      The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:

      (1) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995;

      (2) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1995, September 30, 1995, and December 31,1995;

      (3)   the Company's Current Report on Form 8-K dated February 20, 1996;
            and

      (4) the description of the Company's Common Stock offered hereby contained in the Company's Registration Statement on Form 8-A dated January 24, 1994.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed documents which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement contained herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in a subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement.


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      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to the Company at 1144 East Arques Avenue, Sunnyvale, CA 94086. The Company's telephone number at that location is (408) 523-1000.

                                   THE COMPANY

      The Company is a leading supplier of easy-to-use communication products for personal computer users. The Company develops, markets and supports the FaxWorks family of fax software for Windows, OS/2 and DOS; GlobalFax software for Macintosh; TelePort and PowerPort fax modems for Macintosh desktop and PowerBook computers; the OneWorld line of plug-and-play telecommunication servers for Macintosh and the OneWorld Internet line providing Internet access to small and medium sized businesses.

      The Company was incorporated in California in 1989. The Company reincorporated in Delaware in March 1994 in connection with the initial public offering of its Common Stock. The Company's principal executive offices are located at 1144 East Arques Avenue, Sunnyvale, California 94086 and its telephone number at that address is (408) 523-1000. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol GVIL.




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                                  RISK FACTORS

      In addition to the other information in this Prospectus, each prospective investor should carefully consider the following factors in evaluating the Company and its business before purchasing the securities offered hereby. No investor should purchase such securities unless such investor can afford a complete loss of his or her investment.

LIMITED OPERATING HISTORY; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

      The Company was founded in 1989 and, accordingly, has a very limited operating history. Although the Company has experienced revenue growth in recent periods, the Company's growth rate may not be sustainable and is not indicative of future operating results. The Company in the past has experienced and in the future may experience significant fluctuations in annual and quarterly operating results that may be caused by many factors including, among others, the introduction or enhancement of products by Apple Computer, Inc. ("Apple"), IBM-compatible personal computer (PC) manufacturers, the Company or its competitors, the sales rates of Apple Macintosh personal computers and PCs, difficulties and delays in connection with the integration of the operations of KNX, Limited ("KNX"), into the company, the size and timing of individual orders, market price reductions; market acceptance of new products and technology, seasonality of revenues, customer order deferrals and accelerations in anticipation of new products, changes in the Company's operating expenses, performance of the Company's distributors and suppliers; mix of products sold, quality control of the Company's products, and general economic conditions. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

      The industry in which the Company competes generally is subject to short product life cycles. In this regard, the Company traditionally has experienced a reduction in the average selling prices of its products as the time from product introduction elapses. In particular, the Company expects the trend of increased competition for its products for the Apple Macintosh family of personal computers to continue during fiscal 1996, as a number of companies continue to introduce PCMCIA modems for the Apple platform. There can be no assurance that the trend of reduced average selling prices will not accelerate during fiscal 1996. The Company therefore expects that revenues from its products for the Apple Macintosh family could remain flat or decrease in future periods, which would have a material adverse affect on the Company's business and results of operations unless the Company can generate sufficient revenues from its PC and other products to compensate for any shortfall in revenues from its Apple products. However, there can be no assurance that revenues for the Apple Macintosh family will not decline in future periods. Any price reduction or decrease in sales volume could have a material adverse affect on the Company's results of operations.

      Because the Company generally ships products within a short period after receipt of an order, the Company typically does not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. The Company's expense levels are based in part on its expectations as to future revenues. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate adverse impact on the Company's results of operations. Fluctuations in operating results may also result in volatility in the price of the Company's Common Stock.

PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

      The market for personal computer communications products is characterized by continual change and improvement in hardware and software technology resulting in short product life cycles. The Company's success will depend on its ability to enhance its current products, develop new products on a timely and cost-effective basis that meet changing customer needs and respond to emerging industry standards and other technological changes. In particular, the Company must adapt its products to the evolving technological standards of the various computer platforms and new technical standards resulting from increases in data transmission speed and wireless communication, as well as new form factors such as PCMCIA. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, or any significant delay in product development or introduction, would have a material adverse affect on the Company's results of operations. Due in part to the factors described above, the Company is subject to the risk that its inventories may rapidly become obsolete or that the Company may carry quantities of certain products that exceed current or projected demand. The Company writes off inventory that it


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considers to be excessive or obsolete. There can be no assurance that the
Company's recorded allowances for such writeoffs will be adequate in the future, and material write-offs could have a material adverse affect on the Company's results of operations. In addition, products as complex as those offered by the Company may contain undetected errors or defects when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments resulting in a delay in market acceptance or a recall of such products.

DEPENDENCE ON APPLE MACINTOSH FAMILY OF COMPUTERS; ADVERSE AFFECT OF REDUCED APPLE SALES

      A substantial majority of the Company's sales to date have been derived from products designed for use with the Apple Macintosh family of personal computers, including the Macintosh desktop series of computers and the PowerBook series of portable computers. Therefore, the Company is substantially dependent on the sale of Apple Macintosh computers and the development and sale of new Apple computers. Due to expected continuing pricing pressures and new product introductions by the Company's competitors, the Company expects that revenues from its products for the Apple Macintosh family could remain flat in future periods, which would have a material adverse affect on the Company's business and results of operations unless the Company can generate sufficient revenues from its PC and other products to compensate for any shortfall in revenues from its Apple products. However, there can be no assurance that revenues for the Apple Macintosh family will not decline in future periods. The market for personal computers is extremely competitive and rapidly changing. There can be no assurance that personal computers competing with the Apple Macintosh family of computers will not displace the Macintosh products or reduce their growth as such personal computers are enhanced in their functionality, evolve to support technologically superior applications or otherwise become economically more attractive.

      Apple in the past has experienced difficulty in making the transition associated with the development, manufacturing, marketing, and sale of certain new computers. In this regard, the Company anticipates that there will be ongoing transitions within the Apple product line. These transitions will subject the Company to the risks that (i) potential customers will defer purchases of current products as a result of, among other things, speculation or premature announcements about new products, discontinuance of product lines or corporate restructuring; (ii) the products will not be successfully received in the marketplace; and (iii) Apple will be unable to adequately meet demand for the new products. The inability of Apple to successfully develop, manufacture, market, sell or make the transition to new products, including, among others, new PowerBook products and PowerPC-based computers, would have a material adverse affect on the Company's results of operations. In addition, sales of the Company's products in the past have been adversely affected by the announcement by Apple of new products with the potential to replace existing products. Any decrease in the sales of the Apple Macintosh family of computers, could have an immediate and material adverse affect on the Company's results of operations.

DEPENDENCE ON RELATIONSHIP WITH APPLE

      The Company relies on its working relationship with Apple, which includes collaborative product development, sharing of information, product sales to Apple and licensing of Apple technology. Apple is not contractually obligated to continue such collaborative development or information sharing activities and could discontinue such activities at any time. In addition, Apple is not contractually obligated to renew its licenses with the Company or purchase the Company's products. Apple is collaborating with other vendors of communications products that compete with the Company's products, and Apple may elect not to renew its licenses with the Company in the future. The Company's strategy of developing products compatible with the Macintosh family of products is substantially dependent on the Company's ability to gain pre-release access to, and to develop expertise in, current and future Macintosh product developments by Apple. There can be no assurance that Apple will continue to cooperate with the Company, and the inability of the Company to maintain and further develop its relationship with Apple would have a material adverse affect on the Company's results of operations.

      The Company derives a portion of its revenue from royalties associated with a bundling of the Company's product with the Apple Macintosh Performa Family of Products. Reductions of royalty revenues from the Apple Macintosh Performa products can have an adverse affect on the overall gross margin for a given period. Given the uncertainty surrounding the sale of the Macintosh computer products, there can be no assurance that revenues and gross margins will not decrease in future periods if the Company is unable to offset reductions in Apple Macintosh related revenues with increased sales of its PC products and Internet related products.



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RELIANCE ON SINGLE PRODUCT LINE; NEW PRODUCT ACCEPTANCE

      To date, a substantial majority of the Company's revenue has been attributable to sales of its TelePort, PowerPort and OneWorld product lines (all of which are designed around the Apple Macintosh family of computers), and the Company expects that sales of these products will account for a majority of its revenue for the foreseeable future. The Company's future financial performance will depend in part on the successful development, introduction and customer acceptance of new and enhanced versions of its TelePort, PowerPort and OneWorld products as well as market acceptance of other products. The Company's ability to meet its expectations will therefore substantially depend on the Company's ability to generate increased sales of PC products or other products. Though the Company continually seeks to further enhance its product offerings and to develop new products, there can be no assurance that these development efforts will result in enhanced or new products being introduced on a timely basis, or that any such product enhancements or new products will achieve market acceptance. In addition, the announcement by the Company of new products with the potential to replace current products may cause customers to defer purchasing the Company's current products which could have a material adverse affect on the Company's results of operations. There can be no assurance that the Company will be successful in developing new products or enhancing its current products on a timely basis, or that such new products or product enhancements will achieve market acceptance.

UNCERTAINTIES RELATING TO KNX MERGER

      In January 1996, the Company acquired KNX Limited, a U.K.-based provider of ISDN remote access products, including basic and primary rate ISDN cards for PCs, laptops and servers. The markets in which KNX and the Company have operated in the past are significantly different from one another, and the businesses of the two companies, including research and development, product development, sales and marketing and other matters, are significantly different as well. Until the KNX acquisition, the Company's management had no significant experience in the ISDN marketplace, and most of KNX's management have not continued with the Company following the acquisition. In addition, as with SofNet, KNX's products have focused on PCs, while the majority of the Company's products historically have been created for Macintosh computers. The process of integrating the businesses will require significant management attention and there can be no assurance that the Company will be able successfully to integrate the two businesses. Failure of the Company properly to manage the integration of the two businesses would have a material adverse affect on the Company's results of operations.

COMPETITION

      The market for the Company's products is intensely competitive and characterized by rapidly changing technology, evolving industry communication standards and frequent new product introductions. A number of competitors offer products that compete with one or more of the Company's products. Other companies in the personal computer industry, such as modem vendors, remote access server vendors, communications software vendors, microprocessor and chip set suppliers, networking equipment suppliers, fax machine manufacturers, personal computer manufacturers and telecommunications companies could seek to expand their product offerings by designing and selling products using competitive technology that could render the Company's products obsolete or have a material adverse affect on sales of the Company's products.

      Apple currently offers products that compete directly or indirectly with the Company's products and can be expected to introduce additional competitive products in the future. Apple currently bundles modems and communications software with some of its computers, and the Company anticipates that Apple will continue to bundle such products in the future. In addition, Apple may further enhance communications functionality within its desktop or portable computers. Any such additional bundling or enhancement by Apple would have a material adverse affect an the Company's results of operations.

      Many of the Company's competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Company. In addition, the market for the Company's products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures from its current competitors. Accordingly, there can be no assurance that the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to further reduce its prices. Any material reduction in the prices of the Company's products would negatively affect gross profit as a percentage of net revenue and would require the Company to increase unit sales in order to maintain net revenue.


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      Additionally, the ISDN marketplace is more competitive than the Apple marketplace, and the Company does not have a proprietary position as it does in the Apple marketplace. There can be no assurance that the Company will be able to compete successfully in the ISDN marketplace.

DEPENDENCE ON MANUFACTURERS

      The Company's manufacturing operations consist primarily of turnkey managers, program managers, quality assurance, packaging and shipping personnel. For a majority of its hardware assemblies, the Company purchases fully manufactured and tested units from Flextronics Technologies, Inc., a "turnkey" manufacturing subcontractor. Components and manufacturing services from the Company's suppliers are obtained on an as-needed basis. The Company believes that there are a number of alternative contract manufacturers that could produce the Company's products. However, it could take a significant period of time and result in significant additional expense to qualify an alternative subcontractor and commence manufacturing in the event of a reduction or interruption of production. Therefore, the company is highly dependent, on a short-term basis, on its continued relationship with its "turnkey" manufacturing subcontractor and any reduction, interruption or termination of this relationship could have a material adverse affect on the operating results of the Company.

DEPENDENCE ON SUPPLIERS

      The Company is dependent on sole or limited source suppliers for certain key components used in its products, particularly the modem chip sets designed and manufactured by AT&T and Rockwell International. The Company has no guaran-teed supply arrangements with its sole or limited source suppliers. The Company at times in the past has experienced delays in its ability to manufacture sufficient product to meet demand due to the inability of certain suppliers to meet the Company's volume and schedule requirements. There can be no assurance that the Company's suppliers will be able to meet the Company's requirements for key components. Any failure of such a supplier to meet such requirements could have a material adverse affect on the Company's business and results of operation.

RELIANCE ON DISTRIBUTORS

      A majority of the Company's net revenue is derived from sales to distributors that are not under the direct control of the Company. These distributors carry multiple product lines and could reduce their support of the Company's products in favor of a competitor's products or for any other reason. The loss of any of the Company's major distributors would have a material adverse affect on the Company's results of operations. Under certain conditions, the Company offers stock balancing and price protection programs to its distributors. Therefore, the Company is exposed to the risk of product returns from distributors and direct reseller customers. There can be no assurance that the Company's recorded allowances for returns will be adequate and a material increase in returns over historical rates would have a material adverse affect on the Company's results of operations.

INTERNATIONAL SALES

       Export sales represented 14%, 12% and 10% of the Company's net revenue in the nine months ended December 31, 1995 and fiscal 1995 and 1994, respectively. There can be no assurance that the Company will be able to maintain or increase international demand for the Company's products or that the Company's distributors will be able to effectively meet that demand. Additional risks inherent in the Company's international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, longer accounts receivable payment cycles, difficulties in managing international distributors, potentially adverse tax consequences, repatriation of earnings, the burdens of complying with a wide variety of foreign laws and changes in demand resulting from fluctuations in exchange rates. In addition, the laws of certain foreign countries do not provide protection for the Company's intellectual property to the same extent as do the laws of the United States.

DEPENDENCE ON KEY PERSONNEL; INTEGRATION OF NEW MANAGEMENT

      The Company's future success depends to a significant extent on its senior management and other key employees, including key development personnel. The loss of the services of any of these individuals or group of individuals could have a material adverse affect on the Company's results of operations. The Company has no employment agreements with any of its key



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
employees. The Company also believes that its future success will depend in large part on its ability to attract and retain additional key employees. Competition for such personnel in the computer industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

      The Company recently has experienced significant growth in both revenue and employees. This growth has placed substantial demands on the Company. The Company's ability to assimilate new personnel will be critical to the Company's performance. The Company will be required to recruit additional key management personnel, expand its direct sales force, improve its operational and financial systems, expand its customer support functions and train, motivate and manage its employees. There can be no assurance that the Company will be able to manage these changes successfully.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

      The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company has no patents or patent applications pending. The Company seeks to protect its hardware, software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

      The Company seeks to protect its brand names under trademark and unfair competition laws. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

      The Company is aware of products in addition to its own that are marketed under the trademarks "PowerPort," "TelePort," "GlobalFax" and "OneWorld." The Company also is aware of a company that operates under the name Global Villages and provides computer-related services. There can be no assurance that litigation with respect to these trademarks will not be instituted by any such parties or by others. If any such litigation were successful, the Company could be required to pay damages and cease all use of a particular trademark. There can be no assurance that any loss of the right to use a trademark would not reduce sales of the Company's products. In any event, even if the Company were successful in any such litigation, the legal and other costs associated with such litigation could be substantial. As is customary in the Company's industry, the Company from time to time receives communications from third parties asserting that the Company's products infringe, or may infringe, the proprietary rights of third parties or seeking indemnification against such infringement. There can be no assurance that any such claims would not result in protracted and costly litigation.

VOLATILITY OF STOCK PRICE

      The market price of the Company's Common Stock has been volatile and trading volumes have been relatively low. Factors such as variations in the Company's revenue, operating results and cash flow and announcements of technological innovations or price reductions by the Company, its competitors, Apple, PC manufacturers, or providers of alternative products could cause the market price of the Company's Common Stock to fluctuate substantially. In addition, the stock markets have experienced significant price and volume fluctuations that particularly have affected technology-based companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Company's Common Stock.

ANTI-TAKEOVER PROVISIONS

      The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting



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
stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. Furthermore, certain provisions of the Company's Certificate of Incorporation may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

      Substantially all of the Company's issued and outstanding shares (16,700,172 as of January 31, 1996) are freely tradeable subject to, in certain circumstances, compliance with Rule 144 or Rule 701 under the Securities Act. In addition, as of January 31, 1996, the Company has issued options to certain, employees, directors and consultants of the Company which are exercisable for an aggregate of 358,789 shares of the Company's Common Stock, which upon exercise will be freely tradeable subject to, in certain circumstances, compliance with Rule 144 under the Securities Act.



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                              SELLING SHAREHOLDERS

      The following table sets forth the names of the Selling Shareholders and the number of Shares being offered by each of them hereby. Upon completion of the offering, assuming all Shares being offered are sold, none of the Selling Shareholders will own any shares of Common Stock. The Shares are being registered to permit secondary trading of the Shares, and the Selling Shareholders may offer Shares for resale from time to time. See "Plan of Distribution."

      The Shares being offered by the Selling Shareholders were acquired from the Company in a transaction (the "Merger") exempt from the registration requirements of the Securities Act provided by Section 4(2) thereof pursuant to a Stock Exchange Agreement (the "Stock Exchange Agreement") by and among the Company and the Shareholders of KNX Limited, a company organized under the laws of England and Wales, dated January 5, 1996.

      Each Selling Shareholder that purchased Common Stock pursuant to the Stock Exchange Agreement represented to the Company that it was acquiring the Shares for investment and not with the present intention of distributing such Shares. In lieu of granting the Selling Shareholders demand registration rights, the Company has filed with the Commission, under the Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares. Certain of the Shares are presently held in escrow to secure certain representations and warranties of the acquired company in the Merger and will not be sold pursuant to this Prospectus until released from escrow as provided in the escrow agreement.

                                               Shares
                                          Beneficially Owned
                                          Prior to Offering(1)    Number of
                                          --------------------  Shares Being
            Shareholders                 Number         Percent    Offered
---------------------------------------------------------------------------
Michael O'Neill                            1,100,645      6.6    1,100,645
Robert Andrew Bell                            48,826        *       48,826
James Martin McNaughton                       65,591        *       65,591
Charles Ryder Greatrex                       117,653        *      117,653
Andrew Thurling                                6,765        *        6,765
Sean Kavanaugh                                 6,765        *        6,765
Siu Ming Samuel Lau                            6,765        *        6,765
Raymond Mitchell                               5,882        *        5,882
Christopher Edward O'Neill                     7,059        *        7,059
                                           ---------      ---    ---------
             TOTAL                         1,365,951      8.2    1,365,951
                                           ---------      ---    ---------

--------------------

(1)Based on 16,700,172 Shares issued and outstanding outstanding as of January 31, 1996.

*  Less than one percent.

                              PLAN OF DISTRIBUTION

      The Company has been advised by the Selling Shareholders that they or their donees or transferees intend to sell all or a portion of the Shares offered hereby from time to time on the Nasdaq National Market, in privately negotiated transactions or otherwise, and that sales will be made at fixed prices that may be changed, at market prices prevailing at the times of such sales, at prices related to such market prices or at negotiated prices. The Selling Shareholders or their donees or transferees may also make private sales directly or through a broker or brokers, who may act as agent or as principal. In connection with any sales, the Selling Shareholders or their donees or transferees and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive no part of the proceeds of sales made hereunder.

      Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Shareholders or their donees or transferees (and, if they act as agent for the purchaser of such Shares, from such purchaser). Brokerage fees may be paid by the Selling Shareholders or their donees or transferees, which may be in excess of usual and customary brokerage fees. Broker-dealers may agree with the Selling Shareholders or their donees or transferees to sell a specified number of Shares at a stipulated price, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Shareholders or their donees or transferees, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer's commitment to the Selling Shareholders or their donees or transferees. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq National Market in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.

      The Company and the Selling Shareholders have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act.

      Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

      There can be no assurance that any of the Selling Shareholders will sell any or all of the Shares offered by them hereunder.


                                     EXPERTS

      The consolidated financial statements and schedules of the Company as of March 31, 1995 and 1994, and for each of the years in the three-year period ended March 31, 1995, all contained in the Company's Annual Report on Form 10-K for the year ended March 31, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS

      Counsel for the Company, Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050, has rendered an opinion to the effect that the Common Stock offered hereby is duly and validly issued, fully paid and nonassessable.



                                      -11-